Paris, January 31, 2007

VIA EDGAR (Correspondence)

Mr. John Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C. 20549

RE: Lafarge

Form 20-F for the fiscal year ended December 31, 2005

Filed March 24, 2006

File No. 1-15218

Dear Mr. Hartz:

We have reviewed the Staff’s comments contained in your letter dated December 29, 2006 regarding the above-referenced annual report on Form 20-F.

Our responses to the Staff’s comments are set out below. The titles and paragraph numbers below correspond to those contained in your letter. For convenience, we have repeated the Staff’s comments under each number in bold and have followed each comment with our response.

General

1.	We note your response to prior comment one and the statement that you are aware that certain US investors are subject to investment limitations with regard to companies that do business with Syria and Sudan. Please expand your materiality analysis to discuss whether, to the best of your knowledge, such limitations have affected your own security holders or potential investors, including whether, and the extent to which, security holders have divested your shares due to such limitations. If you are aware of such divestments, please explain how they factored into your conclusion that your contacts with Syria and Sudan are qualitatively immaterial to your operations, reputation and share value.

Response

We advise the Staff that we have been informed by the State of New Jersey that no assets of pension funds under the jurisdiction of the State’s Division of Investment may be invested in our Company. We understand that this limitation is due to the fact that our Company has facilities in Sudan, irrespective of their size or of the absence of any ties with the Sudanese government or its affiliates. To the best of our knowledge, however, we are not aware of any divestments by any of our security holders due to these limitations or to any other investment limitations that may apply to companies doing business in Syria and Sudan. Likewise, we are not aware of any decision by potential investors not to invest in our shares due to such limitations.

2.	Please also discuss whether the governments of Syria and Sudan, or entities controlled by them, act as intermediaries or receive financing in connection with your operations.

Response

Neither the governments of Syria and Sudan, nor entities controlled by them, act as intermediaries or receive financing in connection with our operations in these countries.

Report of independent registered public accounting firms, page 124

3.	We note your response to prior comment five regarding the clarification of responsibility in your auditors’ reports with respect to the examination of the effectiveness of the internal control over financial reporting related to the conversion Lafarge North America for the purposes of the IFRS reporting and the US GAAP reconciliation in your consolidated financial statements. In particular, we note that beginning in fiscal 2006, your two auditors will issue a joint audit report encompassing your consolidated financial statements. Accordingly, we have no further comment at this time. However, please be advised that in situations where there is a division of responsibility amongst your auditors, we expect the audit reports to clarify which auditor is responsible for the internal control over financial reporting associated with the conversion of a subsidiary’s financial statements to the primary GAAP (i.e. IFRS) and for the purposes of the US GAAP reconciliation.

Response

We note your comment and have advised our auditors accordingly.

Consolidated statements of income, page F-4

4.	We note your response to comment seven in our letter dated September 12, 2006. We continue to have concerns about your income statement presentation and the related policy disclosure. While we understand the general rationale under IAS 1 for a subtotal within “operating income,” we note that investors are unlikely to understand the distinction between the “current operating income” and “operating income” captions, as the “current operating income” caption contains no information that distinguishes the attribute(s) it is intended to present.

With respect to your accounting policy for your current operating income, you only disclose that this measure is an element of the main performance indicator used by you. However, this disclosure does not explain how you use this measure and why you believe it is useful to investors. Further, it is unclear what your policy is for determining the items presented above and below the subtotal, and what the defining features of those items are. We have a concern that your stated policy does not allow an investor to understand why particular items have been shown below the subtotal, nor to understand how management will classify a particular item that arises in the future. In addition, from your response, it is unclear what you mean by stating that amounts excluded from your current operating income are not representative of your “core operating activities.” Also, your response indicates that the items below the subtotal are unusual, abnormal or infrequent, and thus have little predictive value per paragraph 39 of the IASB Framework. However, it is unclear how certain of the items meet those conditions. In particular, the majority of the items excluded have occurred during each of the periods presented.

As such, if you continue to present this measure in future filings, revise the title of your “current operating income” measure to be more reflective of what the measure represents, such as “operating income before gains on sales of businesses and long-term assets, impairment losses, restructuring costs, litigations, and other.” In addition, please revise your policy note in future filings to address the following:

•	Provide a more descriptive policy that explains how you determine which items/transactions are included within the measure and which are excluded. If you indicate in your revised policy disclosures that excluded items are those items that are unusual, abnormal or infrequent, and thus have little predictive value, clarify how each excluded items meets those conditions, as the majority of the excluded items have occurred during each of the periods presented.

•	Describe the manner in which you use this measure to conduct or evaluate you business.

•	Describe the economic substance behind your decision to use this measure.

•	Disclose the material limitations associated with use of this measure. For example, given that you are a capital intensive business, explain the limitations of a measure that excludes impairment losses.

•	Disclose the manner in which you compensate for these limitations.

•	Disclose the substantive reasons why you believe this measure provides useful information to investors.

In addition, please revise your US GAAP note in future filings to clarify that there is no comparable measure under US GAAP.

In your response, please provide us with a draft of your proposed disclosures in future filings.

Response

In response to the Staff’s comment, we will revise (in future filings) the title of our “current operating income” measure contained in our consolidated statement of income to “Operating income before capital gains, impairment, restructuring and other.”

We will also add the following disclosure to our accounting policy note in future filings.

“Operating income before capital gains, impairment, restructuring and other

The Group has included the subtotal “Operating income before capital gains, impairment, restructuring and other” on the face of the consolidated statement of income. This measure excludes those elements of our operating results that are by nature unpredictable in their amount and/or in their frequency, such as capital gains, asset impairments and restructuring costs. While these amounts have been incurred in recent years and may recur in the future, historical amounts may not be indicative of the nature or amount of these charges, if any, in future periods. The Group believes that the subtotal “Operating income before capital gains, impairment, restructuring and other” is useful to users of the Group’s financial statements as it provides them with a measure of our operating results which excludes these elements, enhancing the predictive value of our financial statements and provides information regarding the results of the Group’s ongoing trading activities that allows investors to better identify trends in the Group’s financial performance.

In addition, operating income before capital gains, impairment, restructuring and other is a major component of the Group’s key profitability measure, return on capital employed (which is calculated by dividing the sum of operating income before capital gains, impairment, restructuring and income from associates by the average of capital employed). This measure is used by the Group internally to: a) manage and assess the results of its operations and those of its business segments, b) make decisions with respect to investments and allocation of resources, and c) assess the performance of management personnel. However, because this measure has limitations as outlined below, the Group limits the use of this measure to these purposes.

The Group’s subtotal within operating income may not be comparable to similarly titled measures used by other entities. Further, this measure should not be considered as an alternative for operating income as the effects of capital gains, impairment, restructuring and other amounts excluded from this measure do ultimately affect our operating results and cash flows. Accordingly, the Group also presents “Operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows.”

We will also add (in future filings) the following disclosure within the note to our consolidated financial statements which discloses the differences between IFRS and U.S. GAAP which impact the Group.

“Presentation of the subtotal of “Operating income before capital gains, impairment, restructuring and other” is not in accordance with U.S. GAAP and, accordingly, has been excluded from the summarized statements of income according to U.S. GAAP contained herein.”

In addition, we will add the following disclosure within our Operating and Financial Review and Prospects section of our future filings.

The Group has included the subtotal “Operating income before capital gains, impairment, restructuring and other” (which we commonly refer to as “current operating income” in our other shareholder and investor communications; “Current Operating Income” hereinafter) on the face of consolidated statement of income. This measure excludes those elements of our operating results that are by nature unpredictable in their amount and/or in their frequency, such as capital gains, asset impairments and restructuring costs. While these amounts have been incurred in recent years and may recur in the future, historical amounts may not be indicative of the nature or amount of these charges, if any, in future periods. The Group believes that the subtotal “Operating income before capital gains, impairment, restructuring and other” is useful to users of the Group’s financial statements as it provides them with a measure of our operating results which excludes these elements, enhancing the predictive value of our financial statements and provides information regarding the results of the Group’s ongoing trading activities that allows investors to better identify trends in the Group’s financial performance.

In addition, operating income before capital gains, impairment, restructuring and other is a major component of the Group’s key profitability measure, return on capital employed (which is calculated by dividing the sum of operating income before capital gains, impairment, restructuring and income from associates by the average of capital employed). This measure is used by the Group internally to: a) manage and assess the results of its operations and those of its business segments, b) make decisions with respect to investments and allocation of resources, and c) assess the performance of management personnel. However, because this measure has limitations as outlined below, the Group limits the use of this measure to these purposes.

The Group’s subtotal within operating income may not be comparable to similarly titled measures used by other entities. Further, this measure should not be considered as an alternative for operating income as the effects of capital gains, impairment, restructuring and other amounts excluded from this measure do ultimately affect our operating results and cash flows. Accordingly, the Group also presents “Operating income” within the consolidated statement of income which encompasses all amounts which affect the Group’s operating results and cash flows.”

5.	We note your response to comment nine in our letter dated September 12, 2006. However, it remains unclear as to why you have not disclosed your changes in inventories of finished goods and work in progress, as well as raw materials and consumables used. It does not appear that these amounts would equal the amount of your cost of sales. Please refer to the example of the types of expenses under the nature of expense method in paragraph 91 of IAS 1. Accordingly, please clarify your response or include disclosure of these amounts in future filings.

Response

Information regarding the amount of inventories recognized as an expense during a reporting period is not available from our current financial accounting systems. However, in response to the Staff’s comment, we are planning appropriate changes to our financial accounting systems to allow us to obtain and disclose this information in the notes to our consolidated financial statements for the year ending December 31, 2007 and for each reporting period thereafter. We advise the Staff that we will be unable to provide comparative figures for the years ended December 31, 2006 and 2005.

Summary of significant accounting policies

(1)1) Impairment of long-lived assets - goodwill, page F-12

6.	We note your response to prior comment 17 in our letter dated September 12, 2006. You state that detailed [emphasis added] information below the level of your 115 CGUs is not available. Please help us understand the nature of the information that is available below the level of your 115 CGUs. Please also help us understand why you believe that this information is not indicative of how management monitors your operations.

Response

Financial information relating to operations below the level of our CGUs corresponds only to legal entities (around 1,000 units). These legal entities often encompass several activities in one country. Financial information relating to legal entities is prepared for local tax and other compliance purposes. This information is summarized periodically (usually annually) solely for these purposes and is not disseminated within the Group for managerial purposes.

We confirm to the Staff that internal reporting used by the Group does not encompass information below the level of our CGUs, which usually represent an activity (cement, aggregates and concrete, roofing and gypsum) in a country. Therefore, we believe that our goodwill impairment assessment methodology is in compliance with IAS 36, which requires an impairment assessment be performed at a level which represents the lowest level within the Group at which goodwill is monitored for internal management purposes.

Note	22 - Income taxes, page F-38

7.	We note your response to comment 28 in our letter dated September 12, 2006. With respect to the disclosures required by paragraph 81(f) of IAS 12, we note your assertion that you have no plans to take actions which would result in a current tax obligation associated with your investments. Accordingly, you believe this information is not material. However, the purpose of paragraph 81(f) of IAS 12 is to require disclosures of the temporary differences associated with your investments, specifically in the circumstances you describe (i.e. where a company has no probable plans to take actions which would result in a current tax obligation, as discussed in paragraph 39(b) of IAS 12). Further, paragraph 81(f) does not provide an exception to the disclosure requirement based on whether the information is readily available. Accordingly, we urge you to reconsider the disclosure requirements in paragraph 81(f) of IAS 12 and take the appropriate steps to obtain this information for disclosure in future filings.

Response

As noted in our letter dated October 23, 2006, information regarding the amount of temporary differences associated with our investments is not available from our current financial accounting systems. However, in response to the Staff’s comment, we are planning appropriate changes to our financial accounting systems to allow us to obtain and disclose this information in the notes to our consolidated financial statements for the year ended December 31, 2006 and for each reporting period thereafter. We advise the Staff that we will be unable to provide comparative figures for the years ended December 31, 2005 and 2004.

*    *     *     *

Lafarge S.A. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in Lafarge S.A.’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lafarge S.A. understands that the Division of Enforcement has access to all information it provides to the Staff of the Division of Corporation Finance in the Staff’s review of Lafarge S.A.’s filing or in response to the Staff’s comment on Lafarge S.A.’s filing.

Should you wish to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

By	/s/ Jean- Jacques Gauthier
Executive Vice President and CFO

Lafarge S.A.